

July 20, 2020

Thomas R. Mika
Chief Financial Officer
POET Technologies Inc.
120 Eglinton Avenue East
Suite 1107
Toronto, Ontario M4P 1E2, Canada

      Re: POET Technologies, Inc.
          Form 20-F for the Year Ended December 31, 2019
          File No. 000-55135
          Filed April 30, 2020

Dear Mr. Mika:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing